K R A M ER  L E V I N  N A F T A L I S  &  F R A N K E L  LLP

                      Ernest S. Wechsler
                      Partner
                      Phone: 212-715-9211
                      Fax: 212-715-8000
                      EWechsler@KRAMERLEVIN.com

             September 9, 2009

VIA EDGAR AND FAX

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BluePhoenix Solutions LTD. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 6-Ks Filed on February 17, 2009 and May 12, 2009 File No. 333-06208

Dear Ms. Collins:

Reference is made to the letter, dated August 28, 2009, to Ms. Varda Sagiv, Chief Financial Officer of BluePhoenix Solutions LTD. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009, our response letter dated August 6, 2009 and related filings.

I am hereby requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on September 30, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9211.

             Sincerely,

            /s/ Ernest S. Wechsler
            Ernest S. Wechsler

cc:	Melissa Feider
Varda Sagiv
BluePhoenix Solutions LTD.

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